UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-SA

☒ Semi-annual Report Pursuant to Regulation A

Or

☐ Special Financial Report Pursuant to Regulation A

For the fiscal semi-annual period ended December 31, 2021

NEOVOLTA, INC.

(Exact Name of Registrant as specified in its charter)

Nevada	82-5299263
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

13651 Danielson Street, Suite A, Poway, CA	92064
(Address of principal executive offices)	(zip code)

(800) 364-5464

(Registrant’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This is the Semi-annual Report of NeoVolta, Inc. (“we”, “our” or the “Company”), pursuant to Regulation A, for the six month period ended December 31, 2021.  The Company is a Nevada corporation, which was formed on March 5, 2018.  The following discussion of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by, the financial statements and notes thereto included in Item 3 in this Semi-annual Report on Form 1-SA.

This report contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described under the section entitled “Risk Factors” in our annual report for the year ended June 30, 2021 on Form 1-K, filed October 4, 2021, which can be found at:

Annual Report (sec.gov)

Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. Examples of our forward-looking statements include:

•the duration and severity of the COVID-19 pandemic, and our ability to mitigate the negative economic impacts of COVID-19;

•our ability to obtain additional funding to develop and market our products;

•the need to obtain regulatory approval of our products in the states in which we operate or expect to operate in the future;

•our ability to market our products;

•market acceptance of our product;

•competition from existing products or new products that may emerge;

•potential product liability claims;

•our dependency on third-party manufacturers to supply or manufacture our products, including manufacturers located in Asia;

•the impact of tariffs on the costs of the materials we use to make our products;

•our ability to establish or maintain collaborations, licensing or other arrangements;

•our ability and third parties’ abilities to protect intellectual property rights;

•our ability to adequately support future growth; and

•our ability to attract and retain key personnel to manage our business effectively.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Overview

We are a designer, manufacturer, and seller of high-end Energy Storage Systems (or ESS), primarily our NeoVolta NV14 and NV24, which can store and use energy via batteries and an inverter at residential or commercial sites. We were founded to identify new ways to leverage emerging technologies with the dynamic changes that are taking place in the energy delivery space. We primarily market and sell our products directly to our certified solar installers and solar equipment distributors. We also are also pursuing opportunities with residential developers, commercial developers, and other commercial applications. Because we are purely dedicated to energy solar systems, virtually of our current resources and efforts go into further developing our flagship NV14 and NV24 products, while focusing on specific industry needs for our next generation of products. We believe we are unique in the marketplace due to our low cost, our innovative battery chemistry, our product versatility and our commitment to installer service. Because of these factors, we believe NeoVolta is uniquely equipped to establish itself as a major player in the energy storage market.

In May 2019, we completed our IPO of 3,500,000 shares of our common stock pursuant to Regulation A of the Securities Act (the “IPO”). The IPO was for a total of 3,500,000 shares of our common stock at an offering price of $1.00 per share. . We used the proceeds of the IPO to ramp up production, marketing, and sales of our NV14 product line. In that regard, we have used the proceeds from the offering to fund the marketing, production and distribution of our products, which commenced in July 2019 through a group of wholesale customers in California, as well as to provide additional working capital for other corporate purposes. We have expanded to include one wholesale distribution customer in Nevada.

Results of Operations

The following discussion pertains to our revenues and expenses for the comparative three-month and six-month periods ended December 31, 2021 and 2020, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 6.

Three months ended December 31, 2021 versus three months ended December 31, 2020

Revenues - Revenues from contracts with customers for the three months ended December 31, 2021 were $1,035,127 compared to $1,545,751 for the three months ended December 31, 2020.  We believe such decrease partially reflected the recent negative impact of the COVID-19 pandemic on sales of our assembled energy storage systems, primarily through a group of wholesale dealers and installers located in California, as well as a change in the relative timing of such sales between the first two quarters of the Company’s fiscal year ending June 30. 2022.

Cost of Goods Sold - Cost of goods sold for the three months ended December 31, 2021 were $861,706 compared to $1,287,323 for the three months ended December 31, 2020.  The cost of goods sold reflected the cost of procuring and assembling the component parts of the energy storage systems that were sold in each period and resulted in a gross profit on such sales of approximately 17% in each period.

General and Administrative Expenses - General and administrative expenses for the three months ended December 31, 2021 were $4,137,495 compared to $7,186,737 for the three months ended December 31, 2020.  Such decrease was primarily due to the reduction in the expense recorded for the fair value of incentive shares of common stock earned by the Company’s executive officers under his Board approved contracts.  In the three months ended December 31, 2021, the Company recognized compensation expense on the fair value of a total of 533,568 incentive shares, which was a lesser number of shares than in the three months ended December 31, 2020, when the Company recognized compensation expense on the fair value of a total of 1,600,000 incentive shares, although at a lower relative value.

Research and Development Expense - Research and development expenses for the three months ended December 31, 2021 were $62,250 compared to $2,102 for the three months ended December 31, 2020.  Such fluctuation was due to a modest increase in the level of the Company’s product development efforts. We expect research and development expense to increase in the future as we improve and expand upon our product portfolio.

Interest Expense - Interest expense for the three months ended December 31, 2021 was $3,530 compared to $6,104 for the three months ended December 31, 2020, reflecting a decrease resulting from discontinuing the amortization of a previously recorded debt discount to interest expense, which was associated with convertible notes issued in May 2018, due to the adoption of a new accounting principle on July 1, 2021, partially offset by the interest expense accrued on new convertible notes issued in October 2021.

Net Loss - Net loss for the three months ended December 31, 2021 was $4,029,854 compared to $6,936,515 for the three months ended December 31, 2020, representing the net amounts of the various revenue and expense categories indicated above. The Company has not recognized any income tax benefits for these net losses due to the uncertainty of their ultimate realization.

Six months ended December 31, 2021 versus six months ended December 31, 2020

Revenues - Revenues from contracts with customers for the six months ended December 31, 2021 were $2,634,731 compared to $2,545,922 for the six months ended December 31, 2020.  While we believe the Company has recently experienced the negative impact of the COVID-19 pandemic on the sales of its assembled energy storage systems, primarily through a group of wholesale dealers and installers located in California, such impact has been largely offset by the change in the relative timing of such sales, between the first two quarters of the Company’s fiscal year ending June 30, 2022.

Cost of Goods Sold - Cost of goods sold for the six months ended December 31, 2021 were $2,222,700 compared to $2,209,974 for the six months ended December 31, 2020.  The cost of goods sold reflected the cost of procuring and assembling the component parts of the energy storage systems that were sold in each period and resulted in a gross profit on such sales of approximately 16% and 13%, respectively, with the comparative increase largely due to timing differences with regard to the impact of temporary tariffs on materials we source from China.

General and Administrative Expenses - General and administrative expenses for the six months ended December 31, 2021 were $4,494,053 compared to $7,458,598 for the six months ended December 31, 2020.  Such decrease was primarily due to the reduction in the expense recorded for the fair value of incentive shares of common stock earned by the Company’s executive officers under his Board approved contracts.  In the six months ended December 31, 2021, the Company recognized compensation expense on the fair value of a total of 633,568 incentive shares, which was a lesser number of shares than in the six months ended December 31, 2020, when the Company recognized compensation expense on the fair value of a total of 1,600,000 incentive shares, although at a lower relative value.

Research and Development Expense - Research and development expenses for the six months ended December 31, 2021 were $66,503 compared to $17,149 for the six months ended December 31, 2020.  Such fluctuation was due to a modest increase in the level of the Company’s product development efforts. We expect research and development expense to increase in the future as we improve and expand upon our product portfolio.

Interest Expense - Interest expense for the six months ended December 31, 2021 was $9,536 compared to $12,425 for the six months ended December 31, 2020, reflecting a decrease resulting from discontinuing the amortization of a previously recorded debt discount to interest expense, which was associated with convertible notes issued in May 2018, due to the adoption of a new accounting principle on July 1, 2021, partially offset by the interest expense accrued on new convertible notes issued in October 2021.

Net Loss - Net loss for the six months ended December 31, 2021 was $4,158,061 compared to $7,152,224 for the six months ended December 31, 2020, representing the net amounts of the various revenue and expense categories indicated above. The Company has not recognized any income tax benefits for these net losses due to the uncertainty of their ultimate realization.

Liquidity and Capital Resources

Operating activities.  Net cash used in operating activities in the six months ended December 31, 2021 was $475,923, compared to $426,685 in the six months ended December 31, 2020, largely due to a slightly higher net cash operating loss in the current fiscal year period.

Financing activities. Net cash provided by financing activities in the six months ended December 31, 2021 was $1,068,000, compared to zero in the six months ended December 31, 2020. This fluctuation was entirely attributable to the issuance of short-term convertible notes to a group of accredited investors in October 2021 in the amount of $1,068,000.

Since completing two private equity offerings and one public equity offering in the fiscal year ended June 30, 2019, the Company has completed only two additional financings as follows: (i) In May 2020, we received a small loan under the U.S. government sponsored Paycheck Protection Program (“PPP”), in the amount of $29,600, which was subsequently forgiven in full in February 2021; and (ii) In October 2021, we completed a new debt offering with a group of accredited investors via the issuance of convertible notes in the total amount of $1,068,000. The unsecured notes bear interest at the rate of 6% per annum and are due one year from the date of issuance. In the event, though, of a qualified public offering of the Company’s common stock pursuant to which the Company’s common stock becomes listed for trading on a national securities exchange, the principal amount of the notes and any accrued interest will be automatically converted into shares of the Company’s common stock at a conversion price of $4.00 of principal per share.

As of December 31, 2021, we had a cash balance of $1.0 million and net working capital of $3.0 million.  Currently, we are generating a roughly break-even level of net operating cash flow from our sales, however, we have not sustained such performance on a consistent basis for an extended period of time. We anticipate that demand for our products will continue to increase and that we will have sufficient cash to operate for the next 12 months, after taking into consideration the additional debt offering completed in October 2021, as noted above.

Until such time that we are able to generate sufficient operating cash flow from operations, if ever, we expect to finance our operating activities through a combination of equity offerings and debt financings and we may seek to raise additional capital through strategic collaborations. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our operations. Failure to receive additional funding could cause us to cease operations, in part or in full. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations, which may cause dilution to our existing and future stockholders.

Recent Developments

As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control.  As referenced above, we have recently experienced the negative impact of the COVID-19 pandemic on the sales of our assembled energy storage systems, primarily through a group of wholesale dealers and installers located in California. We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

We have entered into a new employment agreement with Colonel Brent Willson, which will become effective April 1, 2022, pursuant to which Col Willson agreed to continue to serve as our Chief Executive Officer and President. The initial term of the employment agreement will be one year and will be automatically renewable for additional one-year terms unless either party chooses not to renew the agreement. The agreement provides for an initial annual salary of $165,000. Pursuant to the agreement, we issued Col Willson a restricted stock unit award for up to 150,000 shares of our common stock upon achieving the following milestones (which achievements shall be determined by the Board): (i) Milestone 1 - Successfully complete an uplisting of our common stock in 2022 and continue his employment with our company until January 1, 2023: 50,000 shares; and (ii) Milestone 2 - Produce 2,000 ESSs in 2022 and continue his employment with our company until January 1, 2023: 100,000 shares. Any shares of common stock issued pursuant to the foregoing restricted stock unit award shall be subject to a further lock-up arrangement restricting the sale of such shares of common stock to 25% of the total shares issued on the three, six, nine and twelve month anniversary of issuance. If Col Willson’s employment is terminated at our election without “cause” (as defined in the agreement), Col Willson shall be entitled to receive severance payments equal to three months of Col Willson’s base salary. Col Willson will agree not to compete with us until twelve months after the termination of his employment.

In February 2022, we entered into a new employment agreement with Steve Bond pursuant to which Mr. Bond agreed to continue to serve as our Chief Financial Officer, effective March 1, 2022. The initial term of the employment agreement is one year and will be automatically renewable for additional one-year terms unless either party chooses not to renew the agreement. The agreement provides for an initial annual salary of $125,000. Pursuant to the agreement, we issued Mr. Bond a restricted stock unit award for up to 300,000 shares of our common stock upon achieving the following milestones (which achievements shall be determined by the Board): (i) Milestone 1 - Successfully complete an uplisting of our common stock in 2022 and continue his employment with our company until January 1, 2023: 250,000 shares; and (ii) Milestone 2 - successfully complete and file the Company’s Form 10-K for the year ended June 30, 2023 no later than September 29, 2023 and continue his employment with our company until January 1, 2024: 50,000 shares. If Mr. Bond’s employment is terminated at our election without “cause” (as defined in the agreement), Mr. Bond shall be entitled to receive severance payments equal to three months of Mr. Bond’s base salary. Mr. Bond will agree not to compete with us until twelve months after the termination of his employment.

Item 2. Other Information

None

Item 3. Financial Statements

NEOVOLTA, INC.

Balance Sheets

	December 31, 2021	June 30, 2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,017,758	$425,681
Accounts receivable	1,453,448	1,128,444
Inventory	1,535,531	1,662,140
Prepaid insurance and other current assets	118,543	45,926
Total current assets	4,125,280	3,262,191

Total assets	$4,125,280	$3,262,191

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$10,350	$53,510
Accrued interest payable	18,872	3,918
Other accrued liabilities	22,041	36,821
Convertible notes payable	1,068,000	-
Total current liabilities	1,119,263	94,249

Convertible notes payable (net of unamortized discount of $0 and $41,307 as of December 31, 2021 and June 30, 2021, respectively)	53,910	19,308
Total liabilities	1,173,173	113,557

Commitments and contingencies (Note 5)

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 19,998,683 and 19,640,888 shares issued and outstanding	19,999	19,641
Additional paid-in capital	17,084,730	13,169,363
Accumulated deficit	(14,152,622)	(10,040,370)
Total stockholders’ equity	2,952,107	3,148,634

Total liabilities and stockholders’ equity	$4,125,280	$3,262,191

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Operations

(Unaudited)

	Three Months Ended December 31,
	2021	2020

Revenues from contracts with customers	$1,035,127	$1,545,751
Cost of goods sold	861,706	1,287,323
Gross profit	173,421	258,428

Operating expenses:
General and administrative	4,137,495	7,186,737
Research and development	62,250	2,102
Total operating expenses	4,199,745	7,188,839

Income from operations	(4,026,324)	(6,930,411)

Other income (expense):
Interest expense	(3,530)	(6,104)

Net loss	$(4,029,854)	$(6,936,515)

Weighted average shares outstanding - basic and diluted	19,998,683	17,167,628

Net loss per share - basic and diluted	$(0.20)	$(0.40)

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Operations

(Unaudited)

	Six Months Ended December 31,
	2021	2020

Revenues from contracts with customers	$2,634,731	$2,545,922
Cost of goods sold	2,222,700	2,209,974
Gross profit	412,031	335,948

Operating expenses:
General and administrative	4,494,053	7,458,598
Research and development	66,503	17,149
Total operating expenses	4,560,556	7,475,747

Income from operations	(4,148,525)	(7,139,799)

Other income (expense):
Interest expense	(9,536)	(12,425)

Net loss	$(4,158,061)	$(7,152,224)

Weighted average shares outstanding - basic and diluted	19,982,352	16,641,693

Net loss per share - basic and diluted	$(0.21)	$(0.43)

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Stockholders’ Equity

Six Months Ended December 31, 2021 and 2020

(Unaudited)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2021	19,640,888	$19,641	$13,169,363	$(10,040,370)	$3,148,634

Issuance of common stock for convertible debt and accrued interest	203,630	204	1,079	-	1,283

Stock compensation expense	154,165	154	4,001,404	-	4,001,558

Adjustment for change in accounting principle	-	-	(87,116)	45,809	(41,307)

Net loss	-	-	-	(4,158,061)	(4,158,061)

Balance at December 31, 2021	19,998,683	$19,999	$17,084,730	$(14,152,622)	$2,952,107

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2020	14,421,528	$14,422	$5,714,482	$(2,394,498)	$3,334,406

Issuance of common stock for convertible debt and accrued interest	2,746,100	2,746	14,555	-	17,301

Stock compensation expense	-	-	7,089,351	-	7,089,351

Net loss	-	-	-	(7,152,224)	(7,152,224)

Balance at December 31, 2020	17,167,628	$17,168	$12,818,388	$(9,546,722)	$3,288,834

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(4,158,061)	$(7,152,224)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Stock compensation expense	4,001,558	7,089,351
Amortization of debt discount	-	10,695
Changes in current assets and liabilities
Accounts receivable	(325,004)	(878,579)
Inventory	126,609	165,683
Prepaid insurance and other	(72,617)	110,106
Accounts payable	(43,160)	219,864
Accrued expenses	197	8,419
Other changes, net	(5,445)	-
Net cash flows used in operating activities	(475,923)	(426,685)

Cash flows from financing activities:
Proceeds from convertible notes payable	1,068,000	-
Net cash flows used in financing activities	1,068,000	-

Net increase (decrease) in cash and cash equivalents	592,077	(426,685)

Cash and cash equivalents at beginning of period	425,681	1,309,304

Cash and cash equivalents at end of period	$1,017,758	$882,619

Supplemental disclosures of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

Supplemental non-cash financing activities
Conversion of convertible debt and accrued interest into common stock	$1,283	$17,301
Adjustment of debt discount related to adoption of new accounting principle	87,116	-

See Accompanying Notes to Unaudited Financial Statements.

NEOVOLTA, INC.

Notes to Unaudited Financial Statements

December 31, 2021

(1)  Business and Summary of Significant Accounting Policies

Description of Business - NeoVolta, Inc. (“we”, “our” or the “Company”) is a Nevada corporation, which was formed on March 5, 2018.  The Company is a designer, seller and manufacturer of Energy Storage Systems (ESS) which can store and use energy via batteries and an inverter at residential sites.  The Company completed a public offering of shares of its common stock pursuant to Regulation A on May 9, 2019 (see Note 4), and began assembling and selling its proprietary ESS units through wholesale customers, primarily in California, in the fiscal year ended June 30, 2020.

Basis of Presentation - The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end is June 30.  Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading.  The balance sheet as of June 30, 2021 has been derived from the Company’s June 30, 2021 financial statements that were audited by an independent registered public accounting firm but does not include all of the information and footnotes required for complete annual financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-K annual report for the year ended June 30, 2021, filed by the Company with the SEC on October 4, 2021.

Cash and Cash Equivalents - The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents.  Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000.  The amount in excess of the FDIC insurance at December 31, 2021 was $767,758.

Inventory - Inventory consists of batteries and inverters purchased from Asian suppliers and delivered to a location near the Company’s offices, for assembly into ESS units.  Inventory is stated at the lower of cost or net realizable value, cost being determined using the first-in, first out (FIFO) method.  Inventory of raw materials and work in process amounted to $1,535,531 and $1,662,140, as of December 31, 2021 and June 30, 2021, respectively.

Revenue Recognition - The Company recognizes revenue in accordance with Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on July 1, 2019 using the modified retrospective method, with no impact to the Company’s comparative financial statements. Revenues are recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five step model:

•Identification of the contact with a customer

•Identification of the performance obligations in the contract

•Determination of the transaction price

•Allocation of the transaction price to the performance obligations in the contract

•Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company generates revenues from contracts with customers, consisting of a relatively small number of wholesale dealers and installers, primarily in California. Two such dealers represented approximately 25% and 14% of the Company’s revenues in the six months ended December 31, 2021, however, no other dealers accounted for more than 10% of the revenues in such period. Those two dealers plus another one represented an aggregate of approximately 59% of the Company’s accounts receivable as of December 31, 2021. In the six months ended December 31, 2020, four dealers represented approximately 17%, 15%, 13% and 12% of the Company’s revenues.

Under its present contracts with customers, the Company’s sole performance obligation is the delivery of products to the customer. Since all of the Company’s revenue is currently generated from the sales of similar products, no further disaggregation of revenue information for the six-month periods ended December 31, 2021 and 2020 is provided.

Allowance for Doubtful Accounts - The Company recognizes an allowance for doubtful accounts whenever a loss is expected to be incurred in the realization of a customer’s account. As of December 31, 2021, no allowance for doubtful accounts has been recorded.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (“ASC”) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Stock Compensation Expense - Employee and non-employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.  As of December 31, 2021, the Company had outstanding common stock equivalents of 10,207,177 shares related to convertible notes, including accrued interest, issued in May 2018, and 267,000 shares related to convertible notes issued in October 2021 (see Note 3).

Research and Development Costs - Research and development costs are expensed as incurred.

Use of Estimates - Management has made a number of estimates and assumptions in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.  As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control.  Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19.  We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

Related Parties - The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that it might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements - From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, (“FASB”), or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption. The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Effective as of July 1, 2021, the Company early adopted the provisions of ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity).  As a result of the adoption of this new accounting principle, using the modified retrospective method, the Company no longer recognized a beneficial conversion feature associated with the issuance of any convertible debt.  Accordingly, the Company adjusted the beneficial conversion feature associated with the convertible notes issued in 2018 as of July 1, 2021 by reversing the previously recorded cumulative amortization expense of $45,809 and the remaining unamortized balance of the debt discount of $41,307, with an offsetting adjustment to reduce additional paid-in capital, in the amount of $87,116 (see Note 3).

(2)  Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations.  As of December 31, 2021, the Company has incurred an accumulated deficit of $14,152,622, and had not yet generated a positive level of operating cash flow. These circumstances raise substantial doubt about its ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, third-party funding, collaborations, strategic alliances and licensing arrangements or a combination thereof. Management cannot be certain that such events can be achieved.

(3)  Notes Payable

On various dates beginning in May 2018, the Company entered into six unsecured convertible notes payable for aggregate proceeds of $104,688.  Each note bears interest at 12% per annum and both principal and accrued interest are due at maturity five years from the date of issuance. These notes are convertible at any time, at the option of the holder, into shares of the Company’s common stock at a conversion price of $0.0063 per share.  The Company performed an analysis to determine whether there was a beneficial conversion feature and noted none.  The notes are structured to be converted into shares of the Company’s common stock at the conversion price, subject to a shareholder limitation of 4.99% of the Company’s outstanding common stock.  This conversion feature resulted in the full repayment of the notes payable owed to two such note holders in conjunction with the closing of an IPO in May 2019 and left the four remaining note holders with a total outstanding principal balance of $87,116 (see Note 4).

Effective May 19, 2019, the remaining holders of the convertible notes payable agreed to prospectively amend the terms of the outstanding balance of their notes to reduce the interest rate from 12% per annum to 3.99% per annum and to change the interest accrual method from a compound to a simple basis.  Due to this amendment, the Company was required to perform an updated debt modification analysis under ASC 470 and determined that the amendment qualified as an extinguishment of debt and therefore a beneficial conversion feature was required to be evaluated as of the date of the modification. Since the fair value of the Company’s common stock at the time of the amendment was sufficiently higher than the conversion price, it was determined that a beneficial conversion feature in the amount of $87,116 existed as of that date.  Accordingly, the Company recorded a debt discount, offset by a credit to additional paid-in capital, in the amount of $87,116 as of May 19, 2019, and began amortizing the debt discount to interest expense over the remaining term of the notes.  As of July 1, 2021, the Company adopted a new accounting standard for convertible debt by reversing the previously recorded cumulative amortization expense of $45,809 and the remaining unamortized balance of the debt discount of $41,307, with an offsetting adjustment to reduce additional paid-in capital, in the amount of $87,116 (see Note 1).

In the years ended June 30, 2021 and 2020, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amounts of $22,711 and $17,010, consisting of principal in the amounts of $16,652 and $9,849 and accrued interest in the amounts of $6,059 and $7,161, respectively, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert or exchange such purchased convertible notes payable into a total of 3,604,830 and 2,700,000 shares of common stock for the years ended June 30, 2021 and 2020, respectively (see Note 4).

In the six months ended December 31, 2021, the holders of additional convertible notes payable having total principal and accrued interest balances in the aggregate amount of $1,283 elected to convert their notes.  Based upon the stated conversion price of $0.0063 per share, these holders converted their notes payable into a total of 203,630 shares of common stock (see Note 4).

On October 18, 2021, the Company completed a new convertible debt offering with a group of accredited investors via the issuance of notes in the total amount of $1,068,000.  The unsecured notes bear interest at the rate of 6% per annum and are due one year from the date of issuance.  In the event, however, of a qualified public offering of the Company’s common stock pursuant to which the Company’s common stock becomes listed for trading on a national securities exchange, the principal amount of the notes and any accrued interest will be automatically converted into shares of  the Company’s common stock at a conversion price of $4.00 of principal per share.

As of December 31, 2021, the future maturities of all notes payable, after considering the partial sales of the 2018 convertible notes referenced above, are as follows:

Year ending December 31, 2022	$1,068,000
Year ending December 31, 2023	53,910
$1,121,910

(4)  Equity

Common Stock - In March 2018, the Company issued 100,000 shares of its common stock to its chief executive officer in exchange for his founding capital contribution in the amount of $500, which equates to a price of $0.005 per share.

In July 2018, the Company completed a private placement offering of shares of its common stock to a group of accredited investors. This offering was for a total of 1,500,000 shares at an offering price of $0.50 per share resulting in gross proceeds to the Company of $750,000.  In December 2018, the Company completed a second private placement offering of shares of common stock to a group of accredited investors. This offering was for a total of 1,000,003 shares at an offering price of $0.75 per share resulting in gross proceeds to the Company of $750,000.

On May 9, 2019, the Company completed a public offering of shares of its common stock pursuant to Regulation A. This offering was for a total of 3,500,000 shares at an offering price of $1.00 per share resulting in gross proceeds to the Company of $3,500,000 (the net proceeds were $3,399,115).  In conjunction with the closing of the public offering, holders of the Company’s convertible notes payable in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of common stock, taking into consideration the shareholder ownership limitations under the terms of the convertible notes payable (see Note 3).

In the years ended June 30, 2021 and 2020, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amounts of $22,711 and $17,010, consisting of principal in the amounts of $16,652 and $9,849 and accrued interest in the amounts of $6,059 and $7,161, respectively, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert or exchange such purchased convertible notes payable into a total of 3,604,830 and 2,700,000 shares of common stock for the years ended June 30, 2021 and 2020, respectively (see Note 3).

In the six months ended December 31, 2021, the holders of additional convertible notes payable having total principal and accrued interest balances in the aggregate amount of $1,283 elected to convert their notes.  Based upon the stated conversion price of $0.0063 per share, these holders converted their notes payable into a total of 203,630 shares of common stock (see Note 3).

Stock Compensation Expense - In June 2018, the Company awarded a total of 2,100,000 shares of common stock to two executive officers and a consultant.  The Company valued the stock awards at a total amount of $13,200, based on the $0.0063 per share conversion price of the convertible notes payable (see Note 3).  Per the original vesting milestones, $525 of the value was initially amortized to stock compensation expense as of June 30, 2018.  Effective December 31, 2018, the Company’s Board of Directors determined that the originally intended milestones associated with the awarding of these shares had been fully satisfied. Accordingly, the Company issued those shares to the recipients as of December 31, 2018.  In conjunction with that issuance, the Company recorded the remaining unamortized cost of such awards as stock compensation expense in the amount $12,675 as of December 31, 2018.

In December 2018, the Company also issued 100,000 shares of common stock to an attorney for legal services.  The Company recorded a charge to stock compensation expense for these shares in the amount $75,000, based on the same offering price of $0.75 per share, as was used in the second private placement offering, which was completed simultaneously with that issuance.

In December 2019, the Company awarded a total of 700,000 shares of common stock to an executive officer and a consultant.  The Company valued the stock awards at a total amount of $700,000, based on the above-noted public offering price of $1.00 per share. For the 500,000 shares awarded to an officer, the Company immediately amortized $500,000 as a non-cash charge to expense as such shares were considered to have been earned by him under the Company’s milestone incentive compensation program, as of December 31, 2019, notwithstanding that issuance of the shares was deferred until a later date (such shares have not been issued as of December 31, 2021).  For the 200,000 shares awarded to a consultant, the Company amortized $200,000 as a non-cash charge to expense over his 24 month services agreement.

In June 2020, the Company entered into new Board approved employment contracts with the Company’s two executive officers and also entered into an associated contractor agreement with a company controlled by the Company’s Chief Executive Officer (“CEO”). Pursuant to such contracts, the company controlled by the Company’s CEO and the Company’s Chief Financial Officer, in his individual capacity, met the necessary milestones to earn a total of 1,600,000 incentive shares of common stock as of December 31, 2020. These shares, plus another 14,530 incentive shares earned by a wholesale dealer (see Note 5), were issued in February 2021. In the year ended June 30, 2021, the Company recognized non-cash stock compensation expense for the fair value of such shares, plus the fair value of earned shares subsequently issued to other grantees, in the total amount of $7,354,056.

Pursuant to the above noted contract with a company controlled by the Company’s CEO, such company met the necessary milestones to earn a total of an additional 500,000 incentive shares of common stock as of December 31, 2021, with a fair value of $3,505,000. These shares, plus another 8,568 incentive shares earned by a wholesale dealer (see Note 5), were issued in March 2022.  In the six months ended December 31, 2021, the Company recognized non-cash stock compensation expense for the fair value of such shares, plus the fair value of earned shares issued (or to be issued) to other grantees, in the total amount of $4,001,558, including $103,500 for the amortized value of 50,000 shares attributable to a new independent director. There was a total of 154,165 earned shares of common stock issued to such grantees, primarily advisors and consultants, in the six months ended December 31, 2021.

Other Matters - In February 2019, the Company’s Board of Directors approved the establishment of a new 2019 Stock Option Plan with an authorization for the issuance of up to 2,500,000 shares of common stock. The Plan is designed to provide for future discretionary grants of stock options, stock awards and stock unit awards to key employees and non-employee directors. The Company also increased the total number of shares of common stock authorized from 30,000,000 to 100,000,000.

(5)  Commitments and Contingencies

Effective January 1, 2021, the Company secured new corporate and manufacturing office space under a sublease agreement with a major wholesale customer. Under the terms of the sublease agreement, the Company is required to make rental payments of $10,350 per month during the initial one-year term of the agreement. The sublease agreement is renewable upon mutual agreement of both parties for up to four additional years at a modest increase in the monthly rent, however, the Company is under is no obligation to renew it. Management has determined that the exercise of the renewal option is not reasonably certain and, as such, the Company has accounted for it as a short-term lease under ASC 842, Leases.

In connection with a contractor agreement with a company associated with the CEO, the Company pays monthly service fees of $4,167 to such company which is also entitled to receive up to 2,250,000 shares of common stock of the Company based on achievement of certain milestones, of which the milestones for a total of 2,000,000 shares have been met through December 31, 2021. The final 500,000 shares thus earned, plus another 8,568 shares earned by a wholesale dealer under an incentive sales plan, were issued in March 2022 (see Note 4).

From time to time in the ordinary course of our business, the Company may be involved in legal proceedings, the outcomes of which may not be determinable. The Company is not involved in any legal proceedings at this time. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. We are not able to estimate an aggregate amount or range of reasonably possible losses for those legal matters for which losses are not probable and estimable.

(6)  Subsequent Events

In February 2022, we entered into a new employment agreement with our CEO, effective April 1, 2022. The initial term of the employment agreement will be one year and will be automatically renewable for additional one-year terms unless either party chooses not to renew the agreement. The agreement provides for an initial annual salary of $165,000.  Pursuant to the agreement, we issued our CEO a restricted stock unit award for up to 150,000 shares of our common stock upon achieving the following milestones (which achievements shall be determined by the Board): (i) Milestone 1 - Successfully complete an uplisting of our common stock in 2022 and continue his employment with our company until January 1, 2023: 50,000 shares; and (ii) Milestone 2 - Produce 2,000 ESSs in 2022 and continue his employment with our company until January 1, 2023: 100,000 shares.

In February 2022, we entered into a new employment agreement with our Chief Financial Officer (“CFO”), effective March 1, 2022. The initial term of the employment agreement is one year and will be automatically renewable for additional one-year terms unless either party chooses not to renew the agreement. The agreement provides for an initial annual salary of $125,000. Pursuant to the agreement, we issued our CFO a restricted stock unit award for up to 300,000 shares of our common stock upon achieving the following milestones (which achievements shall be determined by the Board): (i) Milestone 1 - Successfully complete an uplisting of our common stock in 2022 and continue his employment with our company until January 1, 2023: 250,000 shares; and (ii) Milestone 2 - successfully complete and file the Company’s Form 10-K for the year ended June 30, 2023 no later than September 29, 2023 and continue his employment with our company until January 1, 2024: 50,000 shares.

Item 4. Exhibits

Exhibit Number	Description

2.1	Amended and Restated Articles of Incorporation of NeoVolta, Inc. (incorporated by reference to exhibit 2.1 of the Company’s Form 1-A (file no. 024-10942)).
2.2	Amended and Restated Bylaws of NeoVolta, Inc. (incorporated by reference to exhibit 2.1 of the Company’s Form 1-A (file no. 024-10942)).
3.1	Form of 2018 convertible promissory note issued to debt holders (incorporated by reference to exhibit 3.1 of the Company’s Form 1-A (file no. 024-10942))
3.2

Form of amendment to 2018 convertible promissory notes issued to debt holders (incorporated by reference to exhibit 3.2 of the Company’s Form 1-K for the year ended June 30, 2019 filed October 15, 2019)

3.3	Form of October 2021 convertible promissory note
6.1	NeoVolta, Inc. 2019 Stock Plan (incorporated by reference to exhibit 6.4 of the Company’s Form 1-A (file no. 024-10942))
6.2

Amended and Restated Independent Contractor Agreement between NeoVolta, Inc. and Canmore International Inc. dated January 1, 2020 (incorporated by reference to exhibit 6.1 of the Company’s Form 1-K for the year ended June 30, 2020 filed October 2, 2020)

6.3

Amended and Restated Independent Contractor Agreement between NeoVolta, Inc. and Steve Bond dated October 4, 2021 (incorporated by reference to exhibit 6.1 of the Company’s Form 1-K for the year ended June 30, 2020 filed October 2, 2020)

6.4	Employment Agreement between NeoVolta, Inc. and Brent Willson dated January 1, 2019 (incorporated by reference to exhibit 6.3 of the Company’s Form 1-A (file no. 024-10942))
6.5	Employment Agreement between NeoVolta, Inc. and Brent Willson dated February 23, 2022
6.6	Employment Agreement between NeoVolta, Inc. and Steve Bond dated February 23, 2022

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVOLTA, INC.

/s/ Brent Willson

Brent Willson

Chief Executive Officer

/s/ Steve Bond

Steve Bond

Chief Financial Officer

March 28, 2022